Filed pursuant to Rule 253(g)(2)

File No. 024-12295

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED JANUARY 29, 2025

(To the offering circular dated and accepted by the commission on december 19, 2024 and qualified on january 23, 2025)

c2 BlOCKCHAIN, INC.

(Exact name of registrant as specified in its charter)

DATE: JANUARY 29, 2025

Nevada	6199	00-0000000
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

123 SE 3rd Avenue, #130
Miami, Florida 33131

Telephone: 888-437-3432

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of C2 Blockchain, Inc. (the "Company," "we," "us," or "our") dated December 19, 2024 and qualified by the Commission on January 23, 2025 ("Offering Circular") .

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.01 per share. We will have approximately 453,936,005 common shares issued and outstanding if we sell all shares allowable pursuant to the offering at the fixed price of $0.01 per share and receive proceeds in the amount of $2,000,000.

OFFERING CIRCULAR SUPPLEMENT DATED JANUARY 29, 2025

UP TO A MAXIMUM OF 200,000,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.01	None	$2,000,000